# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rapid7, Inc., CIK 0001560327
CUSIP: 753422104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 120 CAUSEWAY STREET, BOSTON, Massachusetts (MA), 02114
Date of event which requires filing of this statement: 03/21/2025
Amends the filing with accession number 0000902664-24-005639
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA Partners Management, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,867,463; shared voting power 0; sole dispositive power 3,867,463; shared dispositive power 0; aggregate amount beneficially owned 3,867,463 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Rapid7, Inc.
Address of issuer's principal executive offices: 120 CAUSEWAY STREET, BOSTON, Massachusetts (MA), 02114
Comment: This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the SEC on September 27, 2024 (as amended from time to time, the "Schedule 13D") with respect to the Shares of the Issuer. This Amendment No. 3 amends Items 2, 3, 4, 5, 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety as follows:

This statement is filed by JANA Partners Management, LP, a Delaware limited partnership ("JANA" or the "Reporting Person"). JANA is a private money management firm which holds the Shares reported as beneficially owned by it in various accounts under its management and control. JANA Partners Management GP, LLC (the "JANA GP") is the general partner of JANA. Barry Rosenstein is the Founder of the GP and JANA (the "JANA Principal").
Residence or business address:
Item 2(b) is hereby amended and restated in its entirety as follows:

The principal business address of JANA, the JANA GP and the JANA Principal is 888 7th Avenue, 24th Floor, New York, New York 10106.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety as follows:

The principal business of JANA and the JANA Principal is investing for accounts under their management. The principal business of the JANA GP is acting as the general partner of JANA.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated in its entirety as follows:

None of the Reporting Person, the JANA GP, or the JANA Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated in its entirety as follows:

None of the Reporting Person, the JANA GP, or the JANA Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated in its entirety as follows:

JANA is a limited partnership organized in Delaware. The JANA Principal is a citizen of the United States of America. The JANA GP is a limited liability company organized in Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The 3,867,463 Shares reported herein as beneficially owned by JANA were acquired at an aggregate purchase price of approximately $144 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the addition of the following:

On March 21, 2025, JANA entered into a cooperation agreement with the Issuer (the "Cooperation Agreement"), pursuant to which Kevin Galligan, a Partner and Director of Research at JANA, Michael Burns and Wael Mohamed will be appointed to the Board.

The foregoing description of the Cooperation Agreement is qualified by the full text of the Cooperation Agreement, which is included as Exhibit 99.3 to this Amendment No. 3 by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on March 24, 2025 (the "Form 8-K") and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 63,968,853 Shares outstanding as of February 25, 2025, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 3,867,463 Shares, representing approximately 6.0% of the Shares outstanding.

By virtue of the Cooperation Agreement and the termination of the Nominee Agreements and the Special Advisor Agreements by the Reporting Person, the Reporting Person, Michael Joseph Burns, Robert Bradshaw Henske and Chad Kinzelberg are no longer deemed to be a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

JANA has sole voting and dispositive power over 3,867,463 Shares, which power is exercised by the JANA Principal.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Information concerning transactions in the Shares effected by the Reporting Person during the past sixty (60) days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed herein were effected in the open market through various brokerage entities.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated in its entirety as follows:

No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented with the addition of the following:

The Reporting Person's responses in Item 4 and the third paragraph of Item 5(a) of this Amendment No. 3 are incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented with the addition of the following:

Exhibit 99.3: Cooperation Agreement (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on the Form 8-K).

## Signatures
- JANA Partners Management, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (03/24/2025)